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                      ATTACHMENT OF DISCLOSURES REQUIRED BY ITEMS
                           77K AND 77Q1 OF FORM N-SAR

     (Attachment also required pursuant to Sections 304(a)(1) and (2) of Regulation S-K)




     1. On January 24, 2003, PricewaterhouseCoopers, LLP ("PWC") was selected to replace McCurdy & Associates CPA's Inc. ("McCurdy") as the independent public accountants for the Fairport Funds (the "Trust"), which is comprised of the Fairport Emerging Growth Fund, Fairport Growth Fund, Fairport Growth & Income Fund, Fairport International Equity Fund and Fairport Government Securities Fund.

     2. The report of McCurdy on the balance sheet dated as of October 31, 2002 relating to each series of the Trust did not contain an adverse opinion or disclaimer of opinion nor were any reports qualified or modified as to uncertainty, audit scope, or accounting principles.

     3. The selection of PWC as accountant was approved by the Audit Committee of the Board of Trustees and by the full Board on January 24, 2003. PWC has been engaged to audit each series of the Trust for the fiscal year ended October 31, 2003.

     4. In connection with the audit of the balance sheet dated October 31, 2002, and the interim period preceding the change, the Trust had no disagreements with McCurdy on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of McCurdy would have caused it to make reference to the subject matter of the disagreement in connection with its report.

     5. There are no reportable events under Item 304(a)(1)(v)(A) through (D) of Regulation S-K for any fiscal period preceding the selection of PWC.

     6. Prior to the Trust's engagement of PWC, neither the Trust nor anyone acting on behalf of the Trust consulted PWC regarding any matter concerning the Trust or any of the series comprising the Trust.

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